# SEC Schedule 13D/A (Amendment No. 40) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Herzfeld Credit Income Fund, Inc., CIK 0000880406
CUSIP: 42804T205
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 119 Washington Ave., Suite 405, Miami Beach, Florida (FL), 33139
Date of event which requires filing of this statement: 11/06/2026
Amends the filing with accession number 0001398344-11-001887
Filed by CIK 0001310710
Persons authorized to receive notices and communications: Thomas K. Morgan, 119 Washington Ave., Suite 405, Miami Beach, Florida (FL), 33139, (305) 777-1660

## Reporting persons
- Thomas J. Herzfeld, et al. (CIK 0001310710): type of reporting person: individual (IN), investment adviser (IA); citizenship or place of organization: United States (X1); source of funds: personal funds (PF), other (OO); sole voting power 187,986; shared voting power 545,112; sole dispositive power 187,986; shared dispositive power 545,112; aggregate amount beneficially owned 733,098 (38.16% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Herzfeld Credit Income Fund, Inc.
Address of issuer's principal executive offices: 119 Washington Ave., Suite 405, Miami Beach, Florida (FL), 33139

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The aggregate number of shares of common stock to which this Schedule 13D relates is 733,098 shares representing 38.16% of the 1,920,989 shares outstanding as reported by the issuer as of October 20, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: With respect to the shares of common stock owned individually, the Reporting Person beneficially owns with sole power to vote and dispose of 187,986 shares of common stock. With respect to the Accounts, the Reporting Person beneficially owns with shared power to vote and/or dispose of 545,112 shares of common stock.
Transactions in the class effected during the past sixty days: On October 26, 2026, through open market transactions, the Accounts sold 6,500 shares at $14.60. On October 27, 2026, through open market transactions, the Accounts sold 211 shares at $13.5152. On October 28, 2026, through open market transactions, the Accounts sold 100 shares at $14.00. On October 29, 2026, through open market transactions, the Accounts sold 309 shares at $13.91. On October 30, 2026, through open market transactions, the Accounts sold 106 shares at $13.8089. On November 2, 2026, through open market transactions, the Accounts sold 2,058 shares at $13.6864. On November 3, 2026, through open market transactions, the Accounts sold 557 shares at $13.4699. On November 4, 2026, through open market transactions, the Accounts sold 5,657 shares at $13.4929. On November 6, 2026, through open market transactions, the Accounts sold 2,021 shares at $13.23. On November 9, 2026, through open market transactions, the Accounts sold 3,209 shares at $13.2222.
Other persons with the right to receive dividends or sale proceeds: The owner of each of the Accounts individually has the right to receive and the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of common stock. To date no owner of an Account holds more than 5% of the Issuer's common shares.

## Signatures
- Thomas J. Herzfeld, et al.: /s/ Thomas J. Herzfeld, Thomas J. Herzfeld, Chairman (11/10/2026)